(An Exploration Stage Company)

Consolidated Financial Statements

For the year ended December 31, 2020

(In U.S. Dollars)

Management's Responsibility for Financial Reporting

The accompanying annual consolidated financial statements of Quaterra Resources Inc. have been prepared by management and are in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Management acknowledges its responsibility for the preparation and presentation of the annual consolidated financial statements; has established and maintained a system of internal accounting control designed to provide reasonable assurance that assets are safeguarded from loss or unauthorized use, financial information is reliable and accurate, and transactions are properly recorded and executed under management's authorization. This system includes established policies and procedures, the selection and training of qualified personnel, and an organization providing for appropriate delegation of authority and segregation of responsibilities. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance for financial statement preparation and presentation.

The Board of Directors oversees management's responsibility for financial reporting and internal control systems through an Audit Committee, which is composed entirely of independent directors. The Audit Committee meets periodically with management and the independent auditors to review the scope and results of the annual audit and to review the consolidated financial statements and related financial reporting and internal control matters before the consolidated financial statements are approved by the Board of Directors and submitted to the Company's shareholders.

PricewaterhouseCoopers LLP, an independent registered public accounting firm, has audited the Company's consolidated financial statements under Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) and has expressed its opinion in the independent auditor's report.

"Thomas Patton" (signed)	"Lei Wang" (signed)
Thomas Patton	Lei Wang
Executive Chairman and Interim Chief Executive Officer	Chief Financial Officer

March 29, 2021

Vancouver, British Columbia, Canada

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Quaterra Resources Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Quaterra Resources Inc. and its subsidiaries (together, the Company) as of December 31, 2020 and 2019, and the related consolidated statements of loss and comprehensive loss, cash flows and changes in equity for each of the three years in the period ended December 31, 2020, including the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and its financial performance and its cash flows for each of the three years in the period ended December 31, 2020 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/PricewaterhouseCoopers LLP

Chartered Professional Accountants

Vancouver, Canada

March 30, 2021

We have served as the Company's auditor since 2016.

Quaterra Resources Inc.
Consolidated Statements of Financial Position
(In thousands of U.S. Dollars)

	Note	December 31, 2020	December 31, 2019

Assets

Current assets:
Cash and cash equivalents		$701	$1,812
Other receivables		3	3
Marketable securities	3	641	165
Prepaid and deposit		5	4
		1,350	1,984
Non-current assets:
Mineral properties	4	28,236	28,679
Reclamation bonds		34	34
		28,270	28,713
Total Assets		$29,620	$30,697

Liabilities
Current liabilities:
Accounts payable and accrued liabilities		$222	$112
Convertible notes	5	-	402
Derivative liabilities - convertible	6	-	150
		222	664
Non-current liability
Derivative liabilities - warrants	6	51	26
Total Liabilities		273	690

Shareholders' Equity
Share capital		101,553	101,424
Contributed surplus		19,406	19,212
Deficit		(91,612)	(90,629)
		29,347	30,007
Total Liabilities and Shareholders' Equity		$29,620	$30,697

(See the accompanying notes to the consolidated financial statements)

Approved on behalf of the Board of Directors on March 29, 2021:

/s/ “Thomas Patton”	/s/“Terrence Eyton”
Director	Director

Quaterra Resources Inc.
Consolidated Statements of Loss and Comprehensive Loss
(In thousands of U.S. Dollars, except for shares and per share amounts)

		Year ended December 31,
	Note	2020	2019	2018

General administrative expenses
General office		$61	$53	74
Insurance		47	63	46
Investor relations and corporate development		86	217	75
Professional fees		71	102	162
Rent		108	123	114
Salaries and benefits		713	823	838
Transfer agent and regulatory		44	66	38
Travel		13	29	50
		(1,143)	(1,476)	(1,397)

Fair value gain on derivative liabilities	6	90	105	358
Foreign exchange gain (loss)		20	(43)	11
General exploration		(167)	(26)	-
Loss on settlement of convertible notes		(26)	(13)	-
Unrealized gain (loss) on marketable securities	3	476	9	(130)
Interest expense and other		(58)	(150)	(170)
Share-based compensation	8(a)	(175)	(117)	(91)
		160	(235)	(22)

Loss and comprehensive loss for the year		$(983)	$(1,711)	$(1,419)
Loss per share - basic and diluted		$(0.00)	$(0.01)	$(0.01)

Weighted average number of common shares outstanding		218,117,528	208,688,604	200,969,314

(See the accompanying notes to the consolidated financial statements)

Quaterra Resources Inc.
Consolidated Statements of Cash Flows
(In thousands of U.S. Dollars)

	Year ended December 31,
	2020	2019	2018

Operating activities
Net loss for the year	$(983)	$(1,711)	$(1,419)
Items not involving cash:
Fair value gain on derivative liabilities	(90)	(105)	(358)
Loss on settlement of convertible notes	26	13	-
Interest and convertible accretion	72	260	141
Unrealized (gain) loss on marketable securities	(476)	(9)	130
Share-based compensation	175	117	91
	(1,276)	(1,435)	(1,415)
Changes in non-cash working capital
Other receivable	-	(1)	1
Prepaid and deposit	(1)	-	24
Accounts payable and accrued liabilities	96	(185)	202
	(1,181)	(1,621)	(1,188)
Financing activities
Shares issued for cash	19	132	-
Convertible notes	(381)	-	973
Loan	-	(311)	(295)
Related party loan payable	-	(218)	210
	(362)	(397)	888

Investing activities
Expenditures on mineral properties	(1,411)	(1,899)	(1,518)
Net proceeds from water rights sale	1,868	5,685	313
Reclamation bonds	-	28	2
	457	3,814	(1,203)
Effect of foreign exchange on cash	(25)	(31)	(25)

(Decrease) increase in cash and cash equivalents	(1,111)	1,765	(1,528)

Cash and cash equivalents, beginning of year	1,812	47	1,575

Cash and cash equivalents, end of year	$701	$1,812	$47

Supplemental cash flow information	$41
Exploration expenditures included in accounts payable		$27	$95
Interest paid in cash	$76	$46	$45
Shares issued for interest	$-	$45	$-

(See the accompanying notes to the consolidated financial statements)

Quaterra Resources Inc.
Consolidated Statements of Changes in Equity
(In thousands of U.S. Dollars, except for shares)

			Contributed
	Number of shares	Share capital	surplus	Deficit	Total Equity
Balance, December 31, 2017	200,969,314	$100,729	$18,729	$(87,499)	$31,959
Share-based compensation	-	-	91	-	91
Net loss for the year	-	-	-	(1,419)	(1,419)
Balance, December 31, 2018	200,969,314	$100,729	$18,820	$(88,918)	$30,631
Shares issued for cash	3,000,000	113	-	-	113
Shares issued for convertible notes	12,846,296	547	291	-	838
Shares issued for stock options exercised	400,000	35	(16)	-	19
Share-based compensation	-	-	117	-	117
Net loss for the year	-	-	-	(1,711)	(1,711)
Balance, December 31, 2019	217,215,610	$101,424	$19,212	$(90,629)	$30,007
Shares issued for convertible notes	1,000,000	94	35	-	129
Shares issued for stock options exercised	500,000	35	(16)	-	19
Share-based compensation	-	-	175	-	175
Net loss for the year	-	-	-	(983)	(983)
Balance, December 31, 2020	218,715,610	$101,553	$19,406	$(91,612)	$29,347

(See the accompanying notes to the consolidated financial statements)

Quaterra Resources Inc. Notes to the Consolidated Financial Statements For the year ended December 31, 2020 (In U.S. Dollars, tabular amounts in thousands of U.S. dollars except per share amount)

1. NATURE OF OPERATIONS AND LIQUIDITY RISK

Quaterra Resources Inc. (together with its subsidiaries, "Quaterra" or the "Company") is a copper exploration company working on its mineral properties located in Nevada and Alaska, United States. The Company is incorporated in British Columbia, Canada. Its head office is located at 1100 - 1199 West Hastings Street, Vancouver, British Columbia, Canada, V6E 3T5. The Company's common shares are listed on the TSX Venture Exchange ("TSXV") under the symbol "QTA" and trade on the OTCQB Market under the symbol "QTRRF."

The Company acquires its mineral properties through option or lease agreements and capitalizes all acquisition, exploration and evaluation costs related to the properties. The underlying value of the amounts recorded as mineral properties does not reflect current or future values. The Company's continued existence depends on the economic recoverability of mineral reserves and its ability to acquire new properties and obtain funding to complete exploration activities.

These consolidated financial statements are prepared on a going concern basis, which assumes that the Company will realize its assets and discharge its liabilities in the normal course of business. As of December 31, 2020, the Company had a working capital of $1,128,000. Along with the proceeds from its ongoing water rights sale (note 15(a)), the Company believes that it has sufficient funds to sustain its operations for at least the next 12 months.

2. SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared following International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS").

a) Basis of presentation and consolidation

These consolidated financial statements have been prepared on a historical cost basis, except for marketable securities and derivative financial liabilities, which are stated at their fair values.

The Company consolidates an entity when it has power over that entity, is exposed, or has rights, to variable returns from its involvement with that entity and can affect those returns through its control over that entity.  All material intercompany transactions, balances and expenses are eliminated on consolidation.

These consolidated financial statements incorporate the financial statements of Quaterra and its wholly-owned subsidiaries: Quaterra Alaska Inc., Singatse Peak Services, LLC ("SPS"), and Six Mile Mining Company.

b) Accounting estimates and judgments

The preparation of the financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of policies reported amounts and disclosures. Actual results could differ from those estimates.

Judgment is required in assessing whether certain factors would be considered an indicator of impairment. Both internal and external information is considered to determine whether there is an indicator of impairment present and, accordingly, whether impairment testing is required.

There is no significant estimation uncertainty in relation to estimates included in the Company's financial statements.

Quaterra Resources Inc. Notes to the Consolidated Financial Statements For the year ended December 31, 2020 (In U.S. Dollars, tabular amounts in thousands of U.S. dollars except per share amount)

c) Translation of foreign currencies

The Company's presentation currency is the U.S. dollar ("$" or "USD"). The functional currency of the Company and its significant subsidiaries is the USD.

In preparing the financial statements, transactions in currencies other than an entity's functional currency ("foreign currencies") are recorded at the rates of exchange prevailing at the dates of the transactions.  At each balance sheet date, monetary assets and liabilities are translated using the period-end foreign exchange rate.  Non-monetary assets and liabilities are translated using the historical rate on the date of the transaction.  All gains and losses on translation of these foreign currency transactions are included in the statement of loss.

d) Mineral properties

Direct costs related to the acquisition and exploration of mineral properties held or controlled by the Company are capitalized on an individual property basis until the property transitions to the development stage, is sold, abandoned, or determined to be impaired. Administration costs and general exploration costs are expensed as incurred.

The Company classifies its mineral properties as exploration and evaluation assets until the technical feasibility and commercial viability of extracting a mineral resource are demonstrable. At this point, the mineral properties' carrying value is tested for impairment and subsequently transferred to property and equipment. The establishment of technical feasibility and commercial viability of a mineral property is assessed based on a combination of factors, such as the extent of established mineral reserves, the results of feasibility and technical evaluations, and the status of mineral leases or permits.

Proceeds from the sale of properties, property water rights or cash proceeds received from farm-out option agreements are recorded as a reduction of the related mineral property, with any excess proceeds accounted for in net income (loss).

e) Impairment

The Company's assets are reviewed for the indication of impairment at each reporting date in accordance with IFRS 6 - Exploration for and evaluation of mineral resources. If any such indication exists, an estimate of the recoverable amount of the asset is undertaken, being the higher of an asset's fair value, less costs of disposal and its value in use. If the asset's carrying amount exceeds its recoverable amount, an impairment loss is recognized in the statement of loss.

Impairment indicators are considered to exist if  (i) the right to explore the area has expired or will expire in the near future with no expectation of renewal; (ii) Substantive expenditure on further exploration for and evaluation of mineral resources in the area is neither planned nor budgeted; (iii) No commercially viable deposits have been discovered, and the decision had been made to discontinue exploration in the area; and (iv) Sufficient work has been performed to indicate that the carrying amount of the expenditure carried as an asset will not be fully recovered.

An impairment loss is reversed if there is an indication that there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that this does not exceed the original carrying amount that if no impairment loss had been recognized.

Quaterra Resources Inc. Notes to the Consolidated Financial Statements For the year ended December 31, 2020 (In U.S. Dollars, tabular amounts in thousands of U.S. dollars except per share amount)

f) Share-based compensation

The fair value of stock options granted to directors, officers, employees and consultants is calculated using the Black Scholes option pricing model and is expensed over the vesting periods. If and when the stock options are exercised, the value attributable to the stock options is transferred to share capital.

g) Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, bank deposits and highly liquid investments with an original maturity of 90 days or less.

h) Financial instruments

Financial instruments are recognized in the statement of financial position when the Company becomes a party to a contractual obligation. At initial recognition, the Company classifies and measures its financial instruments as one of the following:

  at amortized cost, if they are held to collect contractual cash flows which solely represent payments of principal and interest;
  at fair value, through other comprehensive income ("FVOCI") if they are held to both collect contractual cash flows and to sell where those cash flows represent payments of principal and interest solely;
  otherwise, they are classified at fair value through profit or loss ("FVPL").

Financial assets are classified and measured at fair value with subsequent changes in fair value recognized in either profit and loss as they arise unless restrictive criteria are met for classifying and measuring the asset at either amortized cost or FVOCI. Financial liabilities are measured at amortized costs unless they are elected to be or required to be measured at fair value through profit and loss.

Financial assets are derecognized when the rights to receive cash flows from the assets have expired or have been transferred, and the Company has transferred all risks and rewards of ownership. Financial liabilities are derecognized when the obligations specified in the contract are discharged, cancelled, or expire.

At each reporting date, the Company uses the expected credit losses model to assess the impairment of its financial assets measured at amortized cost. The model represents possible outcomes and focuses on the risk of default rather than an actual occurrence. If there has been a significant increase in credit risk, an allowance would be recognized in the statement of loss.

The Company's accounts payable approximate fair value due to their short-term nature. The marketable securities are a Level 1 fair value measurement; the derivative warrants are a Level 2 fair value measurement.

The convertible note is classified as a liability at amortized cost, with the conversion feature classified as a derivative liability. The debt liability was initially recorded at fair value and is subsequently measured at amortized cost using the effective interest rate method and will be accreted to the face value over the term of the convertible debenture.

Quaterra Resources Inc. Notes to the Consolidated Financial Statements For the year ended December 31, 2020 (In U.S. Dollars, tabular amounts in thousands of U.S. dollars except per share amount)

i) Provisions

Provisions are recognized when a present legal or constructive obligation exists as a result of past events where it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and the amount of the obligation can be reliably estimated.

The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the reporting date, taking into account the risks and uncertainties surrounding the obligation. The Company had no material provisions on December 31, 2020, and 2018.

j) Earnings (loss) per share

Basic earnings (loss) per share is calculated using the weighted average number of common shares outstanding during the year. The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments. Under this method, the dilutive effect on earnings per share is calculated, presuming the exercise of in-the-money outstanding options, warrants and similar instruments. It assumes that the proceeds of such exercise would be used to repurchase common shares at the average market price during the year. However, the calculation of diluted loss per share excludes the effects of various conversions and exercise of options and warrants that would be anti-dilutive.

k) Income tax

Income tax comprises current and deferred tax. Income tax is recognized in net loss, except to the extent it is related to items recognized directly in equity or other comprehensive loss.

Deferred tax is recognized in respect of temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. Deferred tax is determined on a non‐discounted basis using tax rates and laws that have been enacted or substantively enacted by the reporting date and are expected to apply when the deferred tax asset or liability is settled. Deferred tax assets are recognized to the extent that their recovery is probable.

3. MARKETABLE SECURITIES

At December 31, 2020, the Company held 1,942,795 common shares (2019 - 1,942,795) of Grande Portage Resources Ltd. resulting from the sale of the Company's 35% interest in the Herbert Gold project on July 29, 2016.

During 2020, a $476,000 gain (2019 - $9,000) was recognized in the consolidated statement of loss and comprehensive loss. As of December 31, 2020, the shares had a fair value of $641,000 (2019 - $165,000).

4. MINERAL PROPERTIES

The Company owns a 100% interest in the MacArthur and Yerington properties. It has an option to earn a 100% interest in the Bear, Wassuk, and Butte Valley properties in Nevada and a 90% interest in the Groundhog property in Alaska.

Total mineral property maintenance and exploration costs are listed in the table below:

Quaterra Resources Inc. Notes to the Consolidated Financial Statements For the year ended December 31, 2020 (In U.S. Dollars, tabular amounts in thousands of U.S. dollars except per share amount)

(In thousands of U.S. Dollars)	MacArthur	Yerington	Bear	Wassuk	Groundhog	Butte Valley	Total
Balance, December 31, 2017	$17,888	$10,572	$320	$1,004	$1,511	$-	$31,295
Property maintenance	150	52	692	101	40	-	1,035
Geological & mapping	66	45	-	-	10	-	121
Geophysical & survey	113	13	-	-	12	-	138
Assay & labs	-		-	-		-	-
Environmental	-	196	-	-	6	-	202
Other	1	13	-	-	41	-	55
Technical consultant	-	-	-	-	-	-	-
	330	319	692	101	109	-	1,551
Proceeds from water rights sale	-	(313)	-	-	-	-	(313)
Balance, December 31, 2018	18,218	10,578	1,012	1,105	1,620	-	32,533
Property maintenance	159	90	238	110	64	168	829
Geological & mapping	17	-	17	-	65	-	99
Geophysical & survey	-	-	-	-	368	18	386
Assay & labs	-	-	-	-	5	-	5
Environmental	-	189	-	-	-	-	189
Field support & overhead	-	15	-	-	178	-	193
Technical study	110	-	-	-	20	-	130
	286	294	255	110	700	186	1,831
Proceeds from water rights sale	-	(5,685)	-	-	-		(5,685)
Balance, December 31, 2019	18,504	5,187	1,267	1,215	2,320	186	28,679
Property maintenance	159	73	193	255	61	201	942
Geological & mapping	4	-	-	-	3	-	7
Geophysical & survey	-	-	-	-	66	-	66
Assay & labs	3	-	-	-	-	-	3
Environmental	-	167	-	-	-	-	167
Overhead and community	-	10	-	-	58	-	68
Technical study	158	-	-	-	14	-	172
	324	250	193	255	202	201	1,425
Proceeds from water rights sale	-	(1,868)	-	-	-	-	(1,868)
Balance, December 31, 2020	18,828	3,569	1,460	1,470	2,522	387	28,236

a) MacArthur, Nevada

The Company earned its 100% interest in the MacArthur property by making payments of $2,200,000 over ten years. The property is subject to a 2% net smelter return royalty ("NSR"), which may be reduced to a 1% NSR royalty for a consideration of $1,000,000.

b) Yerington, Nevada

The Company acquired a 100% interest in the Yerington property from the Arimetco bankruptcy proceeding in April 2011 for $500,000 cash and 250,000 common shares. The property has a 2% NSR royalty capped at $7,500,000 payable following commencement of commercial production.

On December 19, 2019, the Company announced two separate agreements to sell certain primary groundwater rights associated with its Yerington property to Desert Pearl Farms LLC ("Desert Pearl") and Desert Hills Dairy, LLC. In July 2020, the Company closed these water rights sales and received total net proceeds of $1,868,117.

The proceeds were recognized as a reduction in the carrying value of the Yerington property in 2020.

Quaterra Resources Inc. Notes to the Consolidated Financial Statements For the year ended December 31, 2020 (In U.S. Dollars, tabular amounts in thousands of U.S. dollars except per share amount)

On September 17, 2018, the Company announced the first purchase and sale agreement to sell certain primary groundwater rights associated with its Yerington property to Desert Pearl for $6,260,000. The Company closed the sale on March 3, 2019, for a final value of $6,020,000 after adjusting for a small correction to one of the original permits. Total net proceeds of $5,685,000 and $313,000 were recognized as a reduction in the carrying value of the Yerington property in 2019 and 2018, respectively.

c) Bear, Nevada

The Company has five option agreements, entered from March 2013 to May 2015, to acquire a 100% interest in private land in Yerington, Nevada, known as the Bear deposit. Under the terms of these option agreements, as amended, the Company is required to make approximately $5,423,290 in cash payments over 11 years ($4,836,290 paid) to maintain the exclusive right to purchase the land, mineral rights and certain water rights and to conduct mineral exploration on these properties.

Aggregate payments to maintaining the five option agreements by year are as follows:

  $1,458,774 March 20, 2013 to December 31, 2015 (paid);
  $1,363,258 due in 2016 (paid);
  $895,258 due in 2017 (paid);
  $688,000 due in 2018 (paid);
  $193,000 due in 2020 (paid);
  $193,000 each due in 2021 and 2022;
  $201,000 due in 2023, and
  $50,000 in 2024.

d) Wassuk, Nevada

The Company has an option, as further amended, to earn a 100% interest in certain unpatented mining claims in Lyon County, Nevada, over ten years and is required to make $1,405,000 in cash payments ($1,155,000 paid) and incur a work commitment of $50,000 (nil incurred) by August 1, 2021. The final option payment of $250,000 is due by August 1, 2021.

The property is subject to a 3% NSR royalty upon commencing commercial production, which can be reduced to a 2% NSR royalty in consideration for $1,500,000.

e) Groundhog, Alaska

On April 25, 2017, the Company announced it signed a five-year lease agreement, amended to six years, with Chuchuna Minerals Company ("Chuchuna") to earn a 90% interest in the Groundhog copper prospect, located 200 miles southwest of Anchorage, Alaska. To earn the 90% interest, the Company must fund a total of $5,000,000 ($2,522,000 funded) of exploration expenditure and make a lump sum payment to Chuchuna of $3,000,000 by April 20, 2023.

The Company must fund a minimum of $500,000 each year with excess funding in any one year carried forward. The Company has met the annual work commitments to December 31, 2020.  The Company can terminate the agreement at its discretion.

Quaterra Resources Inc. Notes to the Consolidated Financial Statements For the year ended December 31, 2020 (In U.S. Dollars, tabular amounts in thousands of U.S. dollars except per share amount)

f) Butte Valley, Nevada

On August 22, 2019, the Company entered into an option agreement with North Exploration, LLC, to earn a 100% interest in 600 unpatented mining claims in White Pine County, Nevada, for $600,000 over five years. North Exploration will retain a 2.5% NSR, of which 1% can be purchased for $1,000,000. A further 0.5% NSR can be purchased within the first ten years for $5,000,000.

On December 3, 2019, the Company entered another option agreement with Nevada Select Royalty, Inc., to purchase a 100% interest in 78 unpatented claims associated with the Butte Valley project for $250,000 over five years. Nevada Select Royalty will retain a 2% NSR, of which 1% can be purchased by Quaterra for $10,000,000.

Aggregate payments to maintaining the two option agreements by year are as follows:

  $20,000 due 2019 (paid);
  $80,000 due in 2020 (paid);
  $100,000 due in 2021;
  $150,000 due in 2022; and
  $250,000 each due in 2023 and 2024.

5. CONVERTIBLE NOTES

On August 28, 2018, and September 20, 2018, the Company completed non-brokered private placements in tranches of convertible debentures for gross proceeds of $550,000 and CAD 550,000 each. The convertible debentures bore simple interest at a rate of 10% per annum, payable in arrears with maturities on August 28, 2022, and September 20, 2022, respectively. Interest was payable in cash or shares at the noteholders' option, subject to regulatory approvals in the case of share payments.

The principal amount was convertible into units at $0.05 or CAD 0.065 per unit in the first 12 months and $0.075 or CAD 0.10 thereafter until the maturity date. Each unit consisted of one common share and one warrant of the Company exercisable at $0.05 or CAD 0.065 per share, expiring August 28, 2022, and September 20, 2022. The convertible notes were secured against the assets of the Company.

In August 2019, $550,000 and CAD 50,000 notes were converted into units, comprising 11,769,230 shares and 11,769,230 warrants. Of the interest due, $44,507 was paid by issuing 1,077,066 common shares and $13,012 interest was paid in cash.

In July and August 2020, CAD 100,000 notes were converted into units at CAD 0.10, comprising 1,000,000 common share and 1,000,000 warrants. On August 28, 2020, the Company repaid the remaining CAD 400,000 and the related accrued interest of CAD 99,233 in cash.

The share capital for the CAD 100,000 conversion was valued as $94,000 using the Company's closing share price on the conversion dates.

Interest and accretion expense for the convertible notes was $72,000 during 2020 (2019 - $260,000).

The conversion feature was a derivative liability based on the fact the conversion into units could result in a variable number of shares to be issued.

Quaterra Resources Inc. Notes to the Consolidated Financial Statements For the year ended December 31, 2020 (In U.S. Dollars, tabular amounts in thousands of U.S. dollars except per share amount)

(In thousands of U.S. Dollars)	Convertible debenture
Cash received	$973
Transaction costs	(11)
Derivative liability	(343)
Fair value of convertible debt component at date of issue	619
Interest expense and accretion	102
Balance, December 31, 2018	721
Settlement of convertible notes	(522)
Interest payments	(57)
Interest expense and accretion	260
Balance, December 31, 2019	402
Interest expense and accretion	72
Settlement of convertible notes	(398)
Interest payment	(76)
Balance, December 31, 2020	$-

6. DERIVATIVE LIABILITIES

The Company has certain outstanding share purchase warrants that are exercisable in a different currency from the Company's functional currency. These warrants are classified as derivative liabilities and carried at fair value and revalued at each reporting date.

On December 31, 2020, the derivative liabilities were revalued using the weighted average assumptions: volatility of 106%, the weighted expected term of two years, a discount rate of 0.36% and a dividend yield of 0%.

(In thousands of U.S. Dollars)	Derivative liabilities
Balance, December 31, 2017	$587
Derivative related to convertible notes	343
Change in fair value estimates	(358)
Balance, December 31, 2018	572
Change in fair value estimates	(105)
Fair value of warrants issued on conversion	(291)
Balance, December 31, 2019	176
Change in fair value estimates	(90)
Fair value of warrants issued on conversion	(35)
Balance, December 31, 2020	$51

7. SHARE CAPITAL

The Company is authorized to issue an unlimited number of common shares without par value.

In August 2020 and 2019, the Company issued 1,000,000 and 12,846,296 common shares, respectively, on converting certain of the convertible notes (note 5).

On January 21, 2019, the Company closed a non-brokered private placement by issuing 3,000,000 common shares at CAD 0.05 per share for gross proceeds of CAD 150,000.

Quaterra Resources Inc. Notes to the Consolidated Financial Statements For the year ended December 31, 2020 (In U.S. Dollars, tabular amounts in thousands of U.S. dollars except per share amount)

8. SHARE-BASED COMPENSATION

a) Stock options

The Company has a stock option plan under which the Company is authorized to grant stock options of up to 10% of the number of common shares issued and outstanding of the Company at any given time.

The following table presents changes in stock options outstanding and exercisable:

	December 31, 2020		December 31, 2019

		Weighted Average	Number of	Weighted Average
	Number of	Exercise Price	Options	Exercise Price
	Options	(CAD)		(CAD)
Outstanding, beginning of year	14,495,000	0.08	14,860,000	0.09
Granted	3,175,000	0.08	3,450,000	0.065
Expired	(2,480,000)	(0.13)	(3,415,000)	(0.10)
Exercised	(500,000)	(0.05)	(400,000)	(0.0625)
Outstanding, end of year	14,690,000	0.07	14,495,000	0.08
Exercisable, end of year	14,490,000	0.07	14,095,000	0.08

The following table summarizes stock options outstanding by expiry dates with an exercise price at the date of recording in Canadian dollars:

	Exercise Price	Number of Options Outstanding
Expiry Date	(CAD)	December 31, 2020	December 31, 2019
December 31, 2019*	0.05	-	400,000
March 26, 2020	0.05	-	200,000
July 16, 2020	0.13	-	2,380,000
April 14, 2021	0.065	2,795,000	2,795,000
June 23, 2022	0.095	2,900,000	2,900,000
September 20, 2023	0.06	2,370,000	2,370,000
June 21, 2024	0.065	2,950,000	2,950,000
August 8, 2024	0.06	500,000	500,000
June 20, 2025	0.08	3,175,000	-
		14,690,000	14,495,000

*400,000 stock options exercised at CAD 0.05 per share on December 31, 2019; shares were issued on January 3, 2020, due to the holiday season.

The Company used the following assumptions in the Black-Scholes option pricing model:

Quaterra Resources Inc. Notes to the Consolidated Financial Statements For the year ended December 31, 2020 (In U.S. Dollars, tabular amounts in thousands of U.S. dollars except per share amount)

	Year ended December 31,
	2020	2019	2018
Weighted average share price	CAD 0.07	CAD 0.065	CAD 0.05
Risk-free interest rate	0.36%	1.40%	1.32%
Expected share price volatility	100%	103%	103%
Expected option life in years	5.0	5.0	5.0
Forfeiture rate	0%	0%	0%
Expected dividend yield	0%	0%	0%

Share-based payment expenses were allocated as follows:

	Year ended December 31,
(In thousands of U.S. Dollars)	2020	2019	2018
Consultants	$63	$38	$22
Directors and officers	85	60	53
Employees	27	19	16
	$175	$117	$91

b) Share purchase warrants

	December 31, 2020		December 31, 2019

	Number of	Weighted Average	Number of	Weighted Average
	Warrants	Exercise Price	Warrants	Exercise Price
Outstanding, beginning of year	11,769,230	$0.05	19,000,000	$0.16
Issued	1,000,000	0.05	11,769,230	0.05
Expired	-	-	(19,000,000)	(0.16)
Outstanding, end of year	12,769,230	$0.05	11,769,230	$0.05

The following table summarizes warrants outstanding as of December 31, 2020 and 2019:

Expiry date	Exercise price		December 31, 2020	December 31, 2019
August 28, 2022		$0.05	11,000,000	11,000,000
August 28, 2022	CAD	0.065	1,000,000	-
September 20, 2022	CAD	0.065	769,230	769,230
			12,769,230	11,769,230

Quaterra Resources Inc. Notes to the Consolidated Financial Statements For the year ended December 31, 2020 (In U.S. Dollars, tabular amounts in thousands of U.S. dollars except per share amount)

9. RELATED PARTY TRANSACTIONS

a) The Company's related parties include its directors and officers whose remuneration was as follows, subject to change of control provisions for officers:

	Year ended December 31,
(In thousands of U.S. Dollars)	2020	2019	2018
Salaries	$391	$410	$432
Directors' fees	35	36	36
Share-based payments	85	60	53
	$511	$506	$521

b) The Company has service agreements with two private companies owned by the Company's Corporate Secretary, Mr. Lawrence Page: Manex Resource Group Inc. ("Manex") and Advocate Services Ltd. ("Advocate").  Manex provides the Company with its Vancouver office space at CAD 7,500 per month, and Advocate provides investor communications at CAD 5,000 per month. Both agreements can be terminated at any time with advanced written notice from either party.

10. SEGMENTED INFORMATION

The Company has one business segment, the exploration of mineral properties. As of December 31, 2020, and 2019, all the Company's significant non-current assets are located in the United States.

11. COMMITMENTS

To acquire certain mineral property interests as per note 4, the Company must make optional acquisition expenditures to satisfy the terms of existing option agreements, failing which the rights to such mineral properties will revert to the property vendors.

12. DEFERRED INCOME TAXES

A reconciliation of income tax provision computed at Canadian statutory rates to the reported income tax provision is provided as follows:

	2020	2019	2018

The loss for the year	$(983)	$(1,711)	$(1,419)
Canadian statutory tax rate	27%	27%	27%
Income tax benefit computed at statutory rates	(265)	(462)	(383)
Foreign tax rates different from statutory rates	8	31	14
Other	(26)	2	89
Foreign exchange gains or losses	(180)	55	225
Permanent differences	19	5	(43)
Change in unused tax losses and tax offsets	444	369	98
	$-	$-	$-

Quaterra Resources Inc. Notes to the Consolidated Financial Statements For the year ended December 31, 2020 (In U.S. Dollars, tabular amounts in thousands of U.S. dollars except per share amount)

The Company recognizes tax benefits on losses or other deductible amounts generated in countries where it is probable the deferred tax assets will be recovered. The Company's unrecognized deductible temporary differences and unused tax losses for which no deferred tax asset is recognized consist of the following amounts:

	2020	2019	2018

Non-capital losses	$8,597	$9,796	$9,405
Capital loss	2,303	2,257	2,273
Tax value over book value of mineral properties	4,995	3,331	3,335
Tax value over book value of equipment	12	12	12
Tax value over (under) book value of investments and share issue costs	(59)	41	43
Unrecognized deductible temporary differences	$15,848	$15,437	$15,068

The Company's unused non-capital losses expire as follows:

	Canada	United States
2020 - 2026	$549	$-
2027 - 2040	20,718	19,595
Total	$21,266	$19,595

The Company's unused capital losses of $17,100,000 are available to carry forward indefinitely.

13. Capital Management

The Company considers its capital to be equity, comprising share capital, reserves and deficit. The Company's objectives are to ensure sufficient financial flexibility to achieve its ongoing business objectives, including the funding of future growth opportunities, the pursuit of accretive acquisitions, and to maximize shareholder return through enhancing the share value.

The Company manages capital through its budgeting and forecasting processes. The Company reviews its working capital and forecasts its future cash flows based on operating expenditures and other investing and financing activities.

To maintain its objectives, the Company may issue new shares, adjust capital spending, acquire or dispose of assets. There is no assurance that these initiatives will be successful.

There was no change in the Company's approach to capital management during the year ended December 31, 2020. The Company is not subject to any externally imposed capital requirements.

14. Financial Instrument RISKs

The board of directors has overall responsibility for establishing and oversight of the Company's risk management framework. The Company examines the various financial instrument risks to which it is exposed and assesses the impact and likelihood of those risks.  Financial instruments consist of cash and cash equivalents, marketable securities, accounts payable and derivative liabilities.

Quaterra Resources Inc. Notes to the Consolidated Financial Statements For the year ended December 31, 2020 (In U.S. Dollars, tabular amounts in thousands of U.S. dollars except per share amount)

a) Liquidity risk

Liquidity risk is the risk that the Company will not meet its financial obligations as they fall due. The Company manages liquidity risk by forecasting cash flows. Cash is invested in highly liquid investments that are available to discharge obligations when they come due.

b) Currency risk

Foreign exchange risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Company operates in the United States and Canada; therefore, it is exposed to currency risk from transactions denominated in CAD. Currently, the Company does not have any foreign exchange hedge programs and manages its operational CAD requirements through spot purchases in the foreign exchange markets. Based on CAD financial assets and liabilities' magnitude, the Company does not have material sensitivity to CAD to USD exchange rates.

c) Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market interest rates. The Company is exposed to the interest rate risk on its liabilities through its outstanding borrowings and the interest earned on cash balances. The Company monitors its exposure to interest rates and maintains an investment policy that focuses primarily on the preservation of capital and liquidity.

b) Credit risk

Credit risk is the risk of a financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations. The Company is exposed to credit risk through its cash and cash equivalents. Cash and cash equivalents are held in large Canadian financial institutions that have high credit ratings assigned by international credit rating agencies.

c) Market risk

The Company is exposed to market risk because of the fluctuating values of its publicly traded marketable securities. The Company has no control over these fluctuations and does not hedge its investments. Marketable securities are adjusted to fair value at each reporting date.

15. SUBSEQUENT EVENTS

a) On February 24, 2021, the Company announced a purchase and sale agreement to sell certain primary groundwater rights to Desert Pearl for $2,910,000. $1,000,000 was received on March 5, 2021, and the balance of $1,910,000 will be received upon closing, expected in August 2021.

b) 2,310,000 stock options were exercised for total proceeds of CAD 157,500.

c) The lease with Chuchuna for the Groundhog project has been extended from six to seven years, providing the Company more time to make the required exploration expenditures and lump sum payment.